OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response . . . . 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _________)    *

Crystallex International Corporation
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
22942F101
(Cusip Number)
February 5, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Found on Page13

13D

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 16,171,600 Shares, which is 5.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,516,800 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,516,800 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,516,800 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 14 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 16,171,600 Shares, which is 5.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 10,504,800 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 10,504,800 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,800 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 14 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf High Yield Master Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 16,171,600 Shares, which is 5.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 150,000 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 150,000 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 14 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 16,171,600 Shares, which is 5.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,516,800 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,516,800 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,516,800 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 14 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 16,171,600 Shares, which is 5.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 16,171,600 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 16,171,600 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,171,600 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 6 of 14 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 16,171,600 Shares, which is 5.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 16,171,600 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 16,171,600 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,171,600 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 14 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing beneficially own an aggregate of 16,171,600 Shares, which is 5.5% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 16,171,600 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 16,171,600 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,171,600 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 14 Pages

                 Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13G with respect to the Common Shares, no par value (the “Shares”), of Crystallex International Corporation (the “Company”). As of February 15, 2008, the Reporting Persons own, in aggregate, (i) 10,127,600 Shares, (ii) warrants to purchase 5,737,500 Shares (the “C$3.00 Warrants”), which C$3.00 Warrants are currently exercisable, and (iii) warrants to purchase 306,500 Shares (the “C$4.25 Warrants” and, together with the C$3.00 Warrants, the “Warrants”), which C$4.25 Warrants are currently exercisable. The Reporting Persons are filing this Schedule 13G to report their respective beneficial ownership of Shares through the ownership of Shares and Warrants. All numbers and percentages contained in this Schedule 13G represent beneficial ownership of Shares (including Shares owned directly by the Reporting Persons and Shares deemed to be beneficially owned through the Warrants owned by the Reporting Persons as of February 15, 2008), unless stated otherwise. All percentages were calculated based on the 290,380,880 Shares outstanding as of February 5, 2008 (comprised of 261,780,880 Shares reported as outstanding as of February 4, 2008 by the Company in its Final Short Form Prospectus (the “Prospectus”), dated February 5, 2008, filed with the Canadian Securities Administrators on February 5, 2008 and 28,600,000 Shares issued by the Company pursuant to its Prospectus), plus the additional Shares that would be issued if each Reporting Person exercised the Warrants it owns as of February 15, 2008. The percentages do not assume the exercise of Warrants held by any other persons or entities.

Item 1.   Issuer

                (a)            Name of Issuer

Crystallex International Corporation

                (b)           Address of Issuer’s Principal Executive Offices

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4

Item 2.	Identity And Background

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

This statement relates to the Common Shares, no par value, of the Company. The CUSIP number of the Shares is 22942F101.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

Page 9 of 14 Pages

(ii)	Greywolf Capital Overseas Fund, a Cayman Islands exempted company (“Greywolf Overseas”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);
(iii)	Greywolf High Yield Master Fund, a Cayman Islands exempted company (“Greywolf High Yield”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);
(iv)

Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the “General Partner”), with respect to the Shares beneficially owned by Greywolf Capital II (through its ownership of Shares and Warrants);

(v)

Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield (the “Investment Manager”), with respect to the Shares beneficially owned by each of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield (through its ownership of Shares and Warrants);

(vi)

Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares beneficially owned by each of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield (through its ownership of Shares and Warrants); and

(vii)

Jonathan Savitz, a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner (“Savitz”), with respect to the Shares beneficially owned by each of Greywolf Capital II, Greywolf Overseas and Greywolf High Yield (through its ownership of Shares and Warrants).

Greywolf Capital II, Greywolf Overseas and Greywolf High Yield are together referred to herein as the “Greywolf Funds.”

The citizenship of each of the Reporting Persons is set forth above. The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Overseas and Greywolf High Yield is 4 Manhattanville Road, Suite 201, Purchase, New York 10577 and (ii) Greywolf Overseas and Greywolf High Yield is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

Item 3.	If This Statement Is Filed Pursuant To Sections 240.13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (j):

Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box. ☒

Page 10 of 14 Pages

Item 4.	Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each Greywolf Fund are beneficially owned by such Greywolf Fund (through its direct ownership of Shares and Warrants). The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Capital II. The Investment Manager, as investment manager of the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares beneficially owned by each of the Greywolf Funds. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by each of the Greywolf Funds. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by each of the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership Of Five Percent Or Less Of A Class

Not Applicable.

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company

Not Applicable.

Item 8.	Identification And Classification Of Members Of The Group

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice Of Dissolution Of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2008

/s/ William Troy

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By William Troy,

Authorized Signatory

/s/ William Troy

GREYWOLF GP LLC

By William Troy,

Authorized Signatory

/s/ William Troy

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager to

GREYWOLF CAPITAL OVERSEAS FUND and

GREYWOLF HIGH YIELD MASTER FUND

By William Troy,

Authorized Signatory

/s/ William Troy

William Troy,

Attorney-in-fact for Jonathan Savitz

The Power of Attorney executed by each of Greywolf Advisors LLC, Greywolf GP LLC, Greywolf Capital Management LP and Jonathan Savitz authorizing William Troy to sign and file this Schedule 13G on its or his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on November 29, 2007 by such Reporting Persons with respect to the Common Stock and Convertible Term A Loans of SR Telecom Inc., is hereby incorporated by reference.

Page 12 of 14 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 13 of 14 Pages

EXHIBIT 1

to

SCHEDULE 13G

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 15, 2008

/s/ William Troy

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By William Troy,

Authorized Signatory

/s/ William Troy

GREYWOLF GP LLC

By William Troy,

Authorized Signatory

/s/ William Troy

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager to

GREYWOLF CAPITAL OVERSEAS FUND and

GREYWOLF HIGH YIELD MASTER FUND

William Troy,

Authorized Signatory

/s/ William Troy

William Troy,

Attorney-in-fact for Jonathan Savitz

Page 14 of 14 Pages